EXHIBIT (a)(1)(E)

June 2, 2003

«First_Name»
«Address_1»
«Address_2»
«City», «State» «Zip»

Dear «First_Name»:

As you know, the equity markets have been incredibly volatile for the past few years. Many companies have seen the value of their stock decline 50% or more during this timeframe. This has not been limited to U.S. companies, but has affected equity markets worldwide. This decline in the value of stock has impacted stock option programs at virtually all public companies.

In response to this situation, and in a continuing effort to reward our employees for their important contributions to Skyworks’ success, we are announcing a voluntary stock option exchange program designed to provide eligible employees with the potential to restore stock option value in the future.

Enclosed you will find important information regarding this employee stock option exchange program. The Employee Stock Option Exchange Offer is subject to the terms and conditions of this letter, the overview attached to this letter, the Offer Document (with Questions & Answers) and the Election and Withdrawal Forms that are enclosed in this package. Please take the time to carefully read all of the materials. If you have questions after reviewing these materials, please send them to: stockadmin@skyworksinc.com or leave a voice mail message at: (781) 376-3260.

The planned deadline for tendering your options for exchange is July 1, 2003, by 5:00 p.m. Eastern Daylight Saving Time, unless we extend the Offer. The planned reissue date is January 2, 2004 (unless the Expiration Date is extended or we postpone the acceptance of Eligible Options beyond July 1, 2003).

To accept the Offer, you must fax, mail or hand deliver a signed and completed Election Form, in its entirety, to the Skyworks Stock Administration office before 5:00 p.m., Eastern Daylight Saving Time, on the Expiration Date. Unfortunately, we cannot accept any forms after the expiration date and time.

Sincerely,
David J. Aldrich

President and Chief Executive Officer